UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


FORM 8-K
CURRENT REPORT


Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934


Date of Report
(Date of earliest event reported):                    February 26, 2008


SAN DIEGO GAS & ELECTRIC COMPANY
(Exact name of registrant as specified in its charter)


| CALIFORNIA | 1-3779 | 95-1184800 |
|---|---|---|
| (State of incorporation or organization) | (Commission File Number) | (IRS Employer Identification No.) |


| 8326 CENTURY PARK COURT, SAN DIEGO, CA | 92123 |
|---|---|
| (Address of principal executive offices) | (Zip Code) |


Registrant's telephone number, including area code     (619) 696-2000


(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[  ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[  ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[  ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[  ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

## Item 2.02   Results of Operations and Financial Condition

*The information furnished in this Item 2.02 and in Exhibits 99.1 and 99.2 shall not be deemed to be "filed" for purposes of the Securities Exchange Act of 1934, nor shall it be deemed to be incorporated by reference in any filing of San Diego Gas & Electric Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.*

On February 26, 2008, Sempra Energy, of which San Diego Gas & Electric Company is a consolidated subsidiary, issued a press release announcing consolidated net income of $289 million, or $1.10 per diluted share of common stock, for the fourth quarter of 2007 and $1.1 billion, or $4.16 per diluted share of common stock, for the fiscal year 2007. The press release has been posted on Sempra Energy's website (www.sempra.com) and a copy is attached as Exhibit 99.1.

Concurrently with the website posting of such press release and as noted therein, Sempra Energy also posted its Income Statement Data by Business Unit for the three months and the years ended December 31, 2007 and 2006. A copy of such information is attached as Exhibit 99.2.

The Sempra Energy financial information contained in the press release includes, on a consolidated basis, information regarding San Diego Gas & Electric Company's results of operations and financial condition.

## Item 9.01  Financial Statements and Exhibits.

Exhibits

99.1      February 26, 2008 Sempra Energy News Release (including tables)

99.2      Sempra Energy's Income Statement Data by Business Unit for the three months and the years ended December 31, 2007 and 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SAN DIEGO GAS & ELECTRIC COMPANY
(Registrant)

Date: February 26, 2008                     By: /S/ Dennis V. Arriola
                                            Dennis V. Arriola
                                            Sr. Vice President and Chief Financial Officer